EXHIBIT 99.1

CONTACTS

Frank DeMaria	Frank Golden
Global Director, Media Relations	Senior Vice President, Investor Relations
+44 (0) 207 542 6005	1.203 539 8470
frank.demaria@thomsonreuters.com	frank.golden@thomsonreuters.com

Fred Hawrysh	Victoria Brough
Global Director, Corporate Affairs	EMEA Media Relations
1.203 539 8314	+44 (0) 207 542 8762
fred.hawrysh@thomsonreuters.com	victoria.brough@thomsonreuters.com

NEWS RELEASE	FOR IMMEDIATE RELEASE
Thomson Completes Acquisition of Reuters;
Thomson Reuters Shares Begin Trading Today
World’s Leading Source of Intelligent Information for Businesses and Professionals US$500 Million Share Repurchase Program Announced
NEW YORK, NY, April 17, 2008 — The Thomson Corporation today announced that it has completed its acquisition of Reuters Group PLC, forming Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets. Thomson Reuters has more than 50,000 employees with operations in 93 countries on six continents and 2007 pro forma revenues of approximately US$12.4 billion.
Effective today, Thomson Reuters shares will begin trading on exchanges in Toronto, New York and London and are eligible for inclusion in S&P/TSX and FTSE 100 UK indices. Thomson Reuters Corporation’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol “TRI”. Thomson Reuters PLC ordinary shares are listed on the London Stock Exchange under the symbol “TRIL” and its ADSs are listed on Nasdaq under the symbol “TRIN”.
Thomas H. Glocer, chief executive officer of Thomson Reuters, said, “This is a very exciting day for our shareholders, customers and employees. Thomson Reuters will deliver the intelligent information needed to give businesses and professionals the knowledge to act. We call our information “intelligent” because it is not only insightful, highly relevant and timely, but it is also made available in formats which applications can consume and to which they can add further value. We are witnessing the maturation of the information economy and content from Thomson Reuters will be its currency.”
“Thomson Reuters will benefit from the value created by more diversified revenue streams, a larger capital base and synergies resulting from the acquisition. Our leadership position and global footprint will give us opportunities to grow faster than either Thomson or Reuters could have on its own,” said Mr. Glocer.

Thomson Completes Acquisition of Reuters

April 17, 2008
Thomson Reuters today unveiled its new branding and a global advertising campaign. Mr. Glocer said, “The dynamic new corporate identity is a marked departure from the historical look and feel of the two companies and represents Thomson Reuters positioning as the world’s leading source of intelligent information to businesses and professionals.”
Thomson Reuters also announced today that based on current fundamentals it may repurchase up to US$500 million of its shares over the course of the year. “Our plans to buy back Thomson Reuters shares underscores our financial strength and focus on shareholder value,” said Mr. Glocer. “We will manage Thomson Reuters capital structure and set our cash distribution policy so as to maintain a strong yet efficient balance sheet,” stated Mr. Glocer.
In March, Thomson entered into a pre-defined irrevocable agreement with its broker to allow for the repurchase of Thomson Reuters PLC shares through May 1. The agreement allows Thomson Reuters to be active in the market from soon after closing of the acquisition and during what otherwise would be an internal closed period for trading. All share repurchases will be made in accordance with applicable securities laws, rules and regulations. Shares repurchased will be cancelled by Thomson Reuters PLC.
On May 15, 2007, Thomson agreed to acquire Reuters for 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares for each Reuters ordinary share. On February 19, 2008, Thomson and Reuters received regulatory approvals from the European Commission (EC), US Department of Justice (DOJ) and Canadian Competition Bureau (CCB). The shareholders of both companies overwhelmingly approved the transaction on March 26, 2008, leading to subsequent court approvals in Ontario and the UK.
On May 1, 2008, Thomson Reuters plans to announce results for the first quarter as well as a financial outlook for the remainder of 2008.
More information on Thomson Reuters can be obtained at its new website, www.thomsonreuters.com.
About Thomson Reuters
Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Completes Acquisition of Reuters

April 17, 2008
This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and include Thomson Reuters expectations about its future prospects and share repurchase plans. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.
Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors.
Additional factors are discussed in materials filed by Thomson Reuters Corporation and Thomson Reuters PLC from time to time with securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.